SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20059


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)





NAME OF ISSUER:  Fidelity Bancorp, Inc.


TITLE OF CLASS OF SECURITIES:  Common Stock


CUSIP NUMBER:  315-831-107


Check the following box if a fee is being paid with this statement:  [   ]

CUSIP NO.  315-831-107

______________________________________________________________________________

(1)   Names of Reporting Persons;                Integra Financial Corporation
      SS or IRS Identification                          IRS Id. No. 25-1597793
      Nos. of Above Person:
______________________________________________________________________________

(2)   Check the Appropriate Box (See Instructions):
      (a)
            ---------------
      if a Member of a Group

      (See Instructions)
      (b)         X
            ----------------
      Membership in any group is disclaimed
______________________________________________________________________________

(3)   SEC Use Only
______________________________________________________________________________

(4)   Citizenship or Place                                        Pennsylvania
      of Organization
______________________________________________________________________________

Number of Shares  (5)   Sole Voting Power                        See Exhibit A





Beneficially
Owned by Each     (6)   Shared Voting Power                      See Exhibit A
Reporting Person
With              (7)   Sole Dispositive Power                   See Exhibit A

                  (8)   Shared Dispositive                       See Exhibit A
                        Power
______________________________________________________________________________

(9)   Aggregate Amount Beneficially                                    177,112
      Owned by Each Reporting Person
______________________________________________________________________________

(10)  Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares
______________________________________________________________________________

(11)  Percent of Class Represented                                       14.3%
      by Amount in Row 9
______________________________________________________________________________

(12)  Type of Reporting Person                                              HC
      (See Instructions)

CUSIP NO.  315-831-107

______________________________________________________________________________

(1)   Names of Reporting Persons;                   Integra Investment Company
      SS or IRS Identification                          IRS Id. No. 51-0255979
      Nos. of Above Person:
______________________________________________________________________________

(2)   Check the Appropriate Box (See Instructions):
      (a)
            ---------------
      if a Member of a Group

      (See Instructions)
      (b)         X
            ----------------
      Membership in any group is disclaimed
______________________________________________________________________________

(3)   SEC Use Only
______________________________________________________________________________

(4)   Citizenship or Place                                            Delaware
      of Organization
______________________________________________________________________________

Number of Shares  (5)   Sole Voting Power                               59,018
Beneficially
Owned by Each     (6)   Shared Voting Power                                  0





Reporting Person
With              (7)   Sole Dispositive Power                          59,018

                  (8)   Shared Dispositive                                   0
                        Power
______________________________________________________________________________

(9)   Aggregate Amount Beneficially                                     59,018
      Owned by Each Reporting Person
______________________________________________________________________________

(10)  Check if the Aggregate Amount In Row (9)                  Not Applicable
      Excludes Certain Shares
______________________________________________________________________________

(11)  Percent of Class Represented                                        4.8%
      by Amount in Row 9
______________________________________________________________________________

(12)  Type of Reporting Person                                              IV
      (See Instructions)

CUSIP NO.  315-831-107
______________________________________________________________________________

(1)   Names of Reporting Persons;  Integra Trust Company, National Association
      SS or IRS Identification                          IRS Id. No. 25-0741760
      Nos. of Above Person
______________________________________________________________________________

(2)   Check the Appropriate Box (See Instructions):
      (a)
            ---------------
      if a Member of a Group

      (See Instructions)
      (b)         X
            ----------------
      Membership in any group is disclaimed

______________________________________________________________________________

(3)   SEC Use Only
______________________________________________________________________________

(4)   Citizenship or Place                            United States of America
      of Organization
______________________________________________________________________________

Number of Shares  (5)   Sole Voting Power                        See Exhibit A
Beneficially
Owned by Each     (6)   Shared Voting Power                      See Exhibit A
Reporting Person
With              (7)   Sole Dispositive Power                   See Exhibit A





                  (8)   Shared Dispositive                       See Exhibit A
                        Power
______________________________________________________________________________

(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person                                   118,094
______________________________________________________________________________

(10)  Check if the Aggregate Amount in Row (9)                  Not Applicable
      Excludes Certain Shares
______________________________________________________________________________

(11)  Percent of Class Represented                                        9.6%
      by Amount in Row 9
______________________________________________________________________________

(12)  Type of Reporting Person                                              CO
      (See Instructions)

CUSIP NO. 315-831-107

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                (Under the Securities and Exchange Act of 1934)

Item 1(a)   Name of Issuer:
            ---------------

                  Fidelity Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

                  1099 Perry Highway
                  Pittsburgh, Pennsylvania  15237

Item 2(a)   Name of Person Filing:
            ----------------------

                  1.  Integra Financial Corporation
                  2.  Integra Investment Company
                  3.  Integra Trust Company, National Association

Item 2(b)   Address of Principal Business Office:
            ------------------------------------------------------------

                  1.    Four PPG Place
                        Pittsburgh, Pennsylvania 15222

                  2.    300 Fourth Avenue
                        Pittsburgh, Pennsylvania  15278





                  3.    300 Fourth Avenue
                        Pittsburgh, Pennsylvania  15278

Item 2(c)   Citizenship or Place of Organization:
            -------------------------------------

                  1.  Pennsylvania
                  2.  Delaware
                  3.  United States of America

Item 2(d)   Title of Class of Securities:
            -----------------------------

                  Common Stock

Item 2(e)   CUSIP Number:
            -------------

                  315-831-107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is :
            ------------------------------------------------------------------

            1.    Integra Financial Corporation

                  (a)   ( )   Broker or  Dealer registered under Section 15 of
                              the Act.

CUSIP NO. 315-831-107

                  (b)   ( )   Bank as defined in Section 3(a) (6) of the Act.

                  (c)   ( )   Insurance  Company  as defined  in  Section 3(a)
                              (19) of the Act.

                  (d)   ( )   Investment Company registered under Section 8 of
                              the Investment Company Act.

                  (e)   ( )   Investment Adviser registered under  Section 203
                              of the Investment Advisers Act of 1940.

                  (f)   ( )   Employee  Benefit  Plan, Pension  Fund  which is
                              subject  to  the   provisions  of  the  Employee
                              Retirement  Income  Security  Act  of   1974  or
                              Endowment Fund.

                  (g)   (X)   Parent  Holding  Company,  in   accordance  with
                              Section 240.13d-1(b) (ii) (G).

                  (h)   ( )   Group, in accordance  with Section  240.13d-1(b)
                              (1) (ii) (H).

            2.    Integra Investment Company





                        Not Applicable

            3.    Integra Trust Company, National Association

                  (a)   ( )   Broker or Dealer registered under  Section 15 of
                              the Act.

                  (b)   (X)   Bank as defined in Section 3(a) (6) of the Act.

                  (c)   ( )   Insurance  Company  as defined  in  Section 3(a)
                              (19) of the Act.

                  (d)   ( )   Investment Company registered under Section 8 of
                              the Investment Company Act.

                  (e)   ( )   Investment Adviser registered under  Section 203
                              of the Investment Advisers Act of 1940.

                  (f)   ( )   Employee  Benefit  Plan, Pension  Fund  which is
                              subject  to  the   provisions  of  the  Employee
                              Retirement  Income  Security  Act  of   1974  or
                              Endowment Fund.

                  (g)   ( )   Parent  Holding  Company,  in   accordance  with
                              Section 240.13d-1(b) (ii) (G).

                  (h)   ( )   Group, in accordance  with Section  240.13d-1(b)
                              (1) (ii) (H).

CUSIP NO. 315-831-107

Item 4      Ownership:
            ----------
      (a)   Amount beneficially owned:

            1.  Integra Financial Corporation:                         177,112
            2.  Integra Investment Company:                             59,018
            3.  Integra Trust Company, National Association:           118,094

      (b)   Percent of class:

            1.  Integra Financial Corporation:                           14.3%
            2.  Integra Investment Company:                               4.8%
            3.  Integra Trust Company, National Association:              9.6%

      (c)   Number of shares as to
            which person has:

            1.    Integra Financial Corporation

                  (i)   Sole power to vote or
                        to direct the vote:  *





                  (ii)  Shared power to vote
                        or to direct the vote:  *

                  (iii) Sole power to dispose or to
                        direct the disposition of shares: *

                  (iv)  Shared power to dispose or to direct
                        the disposition of shares:  *

            2.    Integra Investment Company

                  (i)   Sole power to vote or                           59,018
                        to direct the vote:

                  (ii)  Shared power to vote                                 0
                        or to direct the vote:

                  (iii) Sole power to dispose or                        59,018
                        to direct the disposition
                        of shares:

                  (iv)  Shared power to dispose or                           0
                        to direct the disposition
                        of shares:

            3.    Integra Trust Company, National Association

                  (i)   Sole power to vote or
                        to direct the vote:  *

                  (ii)  Shared power to vote or
                        to direct the vote:  *

                  (iii) Sole power to dispose or to direct
                        the disposition of shares: *

                  (iv)  Sole power to dispose or to direct the
                        disposition of shares:  *

*  See EXHIBIT A

CUSIP NO. 315-831-107


Item 5      Ownership of Five Percent or Less of a Class:
            ---------------------------------------------

                  Not Applicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

                  The Fidelity  Bancorp, Inc.  Employee  Stock Ownership  Plan
                  (the "ESOP") and its beneficiaries has the  right to receive





                  the dividends from and the proceeds from the sale of such securities held in the ESOP and the beneficiaries of the respective trusts have the right to receive dividends from and proceeds from the sale of such other securities that Integra Trust Company, National Association holds in a fiduciary capacity.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
            ------------------------------------------------------------------
-

            1.    Integra Financial Corporation

                        Integra Investment Company
                        Integra Trust Company, National Association

            2.    Not Applicable

            3.    Not Applicable


Item 8      Identification and Classification of Members of the Group:
            ----------------------------------------------------------

                  Not Applicable

Item 9      Notice of Dissolution of Group:
            -------------------------------

                  Not Applicable.

Item 10     Certification:
            --------------

                  Not Applicable

CUSIP NUMBER:  315-831-107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996

                                    INTEGRA FINANCIAL CORPORATION


                              BY:   /s/Kenneth C. Thiess
                                    ______________________________
                                    Kenneth C. Thiess
                                    Vice President, Secretary and





                                    Assistant General Counsel



                                    INTEGRA INVESTMENT COMPANY


                              BY:   /s/Roger E. Johnson
                                    ______________________________
                                    Roger E. Johnson
                                    Vice President



                                    INTEGRA TRUST COMPANY, NATIONAL
                                          ASSOCIATION


                              BY:   /s/Robert A. Rose
                                    ______________________________
                                    Robert A. Rose
                                    Vice President of Compliance

                                   EXHIBIT A


      As of December 31, 1995, members of the Employee Stock Ownership Plan of Fidelity Bancorp, Inc. (the "ESOP"), an employee benefit plan, were the beneficial owners of 116,094 common shares of Fidelity Bancorp, Inc. ("Fidelity"). This includes 14,180 unallocated common shares held in a suspense account by the ESOP. The assets of the ESOP are held in trust by the ESOP's Trust. The Integra Trust Company, National Association ("Integra Trust") has been named Trustee of the ESOP.

      Members of the ESOP are entitled to give instructions to the Trustees with respect to the voting of the Fidelity shares credited to their accounts in the ESOP. The shares credited to the accounts of those members who forward voting instructions are voted in accordance with their instructions. The shares not yet allocated to individual members or for which voting instructions have not been received from members, by the date specified by the Trustees, are voted by the Trust Administrators, or if not voted by the Trust Administrators, are voted by the Trustee.

      Integra Trust Company, in a fiduciary capacity, also beneficially owns 2,000 shares of Fidelity. Furthermore, Integra Investment Company ("Integra Investment") beneficially owns 59,018 shares of Fidelity. Integra Financial Corporation ("IFC") is the parent holding company of Integra Trust and Integra Investment and, as a result, may be deemed to beneficially own shares held by these subsidiaries.

      The filing of this Schedule 13G shall not be construed as an admission that IFC, the ESOP or Integra Trust, are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act covered by this Schedule 13G.
PAGE

                                   EXHIBIT B

      Each of the undersigned hereby agrees that the Schedule 13G to which this Exhibit is attached is filed on behalf of each of them.


                                    INTEGRA FINANCIAL CORPORATION


                              BY:   /s/Kenneth C. Thiess
                                    ______________________________
                                    Kenneth C. Thiess
                                    Vice President, Secretary and
                                    Assistant General Counsel



                                    INTEGRA INVESTMENT COMPANY


                              BY:   /s/Roger E. Johnson
                                    ______________________________
                                    Roger E. Johnson
                                    Vice President



                                    INTEGRA TRUST COMPANY, NATIONAL
                                          ASSOCIATION


                              BY:   /s/Robert A. Rose
                                    ______________________________
                                    Robert A. Rose
                                    Vice President of Compliance